UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For transition period from:

Commission File Number: 1-12431

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS

AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.

64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2014 and the supplemental schedule of reportable transactions in excess of 5% for the year ended December 31, 2014 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  McGladrey LLP

Blue Bell, Pennsylvania

June 29, 2015

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value: (See notes 6, 7 and 8)
Short-term money market instruments	$-	$525,276
Unity Bancorp, Inc. stock fund	384,033	270,770
Mutual Funds	5,897,342	-
Guaranteed interest contract	849,671	-
Common collective trusts	-	5,909,916
Total investments	7,131,046	6,705,962
Notes receivable from participants (See note 3)	147,710	191,887
Net assets reflecting investments at fair value	7,278,756	6,897,849
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	-	(7,088)
Net assets available for benefits	$7,278,756	$6,890,761

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2014

2014
Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions, including rollovers of $27,632	$513,863
Employer contributions, net of forfeitures	257,917
Total contributions	771,780
Investment income:
Net appreciation in fair value of investments (See note 8)	183,472
Interest and dividends	335,576
Net investment income	519,048
Interest income on notes receivable from participants	8,168
Total additions	1,298,996

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(871,253)
Administrative expenses	(39,748)
Total deductions	(911,001)
Net increase	387,995

Net assets available for benefits:
Balance, beginning of year	6,890,761
Balance, end of year	$7,278,756

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2014 and 2013

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.  Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts.  Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 6 and 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events through June 29, 2015, the date the financial statements were issued. Effective January 1, 2015, eligible employees are automatically enrolled in the Plan unless an opt-out election is made.

2.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 18 amended for the plan year 2014 from the attained age of 21 during the previous plan year. Eligible participants can begin making contributions after three months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 3% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Forfeitures

Any forfeited amounts reduce the employer's contributions to the Plan. At December 31, 2014 and 2013, forfeited non-vested accounts amounted to $5,468 and $123 respectively.   For the years ended December 31, 2014 and 2013, there were $123 and $1,042 of forfeited non-vested account balances, respectively, which were used to reduce the employer’s contributions to the Plan. These forfeited balances were related to participants who enrolled in the Plan prior to January 1, 2006.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.  Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

×

The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0% which was 4.25% at December 31, 2014.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Tax Status

The Plan adopted a volume submitter plan in August 2003 intended to meet the form requirements of Internal Revenue Code Section 401(a).  The employer had not applied for a determination letter.  Plan management believes that that the Plan was designed and had operated in compliance with the applicable provisions of the Internal Revenue Code.

Effective October 2014, the Plan adopted a prototype plan as a result of a change of the administrative functions of the Plan. Accordingly, the Plan meets the form requirements of Internal Revenue Code Section 401(a). The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

 Level 1 Inputs:

×	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

 Level 2 Inputs:

×	Quoted prices for similar assets or liabilities in active markets.
×	Quoted prices for identical or similar assets or liabilities in inactive markets.
×

Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

Level 3 Inputs:

×	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Short-term money market instruments:

Short-term money market instruments are stated at amortized cost, which approximates fair value.

Unity Bancorp, Inc. stock fund:

This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.  The fund is valued at the net asset value ("NAV") of the units of stock, cash, interest, accrued dividends and administrative fees.

Common collective trusts:

Common collective trusts are valued at the NAV of shares held by the plan at year-end.  The NAV is derived from each Fund's audited financial statements and not published prices.  This category is further broken down into the following types of funds:

Stable Value fund:

The fund invests in a variety of investment contracts such as guaranteed investment contracts ("GIC's") issued by insurance companies and other investment products ("synthetic GIC's") with similar characteristics, in addition to similar investments in short-term investments and U.S. Treasury notes.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Guaranteed interest contract

The guaranteed interest account is a stable value investment with a guaranteed rate of return and a guarantee of principal that is insured. Value is based on a market value formula as defined under the terms of the contract. There is no observable price.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and December 31, 2013:

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total

Unity Bancorp, Inc. stock fund (40,681 shares)	$-	$384,033	$-	$384,033

Guaranteed interest contract	-	-	849,671	849,671

Mutual funds:
Asset allocation funds	629,686	-	-	629,686
Bond funds	471,330	-	-	471,330
Stock funds	4,226,554	-	-	4,226,554
Target retirement funds	569,772	-	-	569,772
Total mutual funds	5,897,342	-	-	5,897,342
Total assets at fair value	$5,897,342	$384,033	$849,671	$7,131,046

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Short-term money market instruments	$-	$525,276	$-	$525,276

Unity Bancorp, Inc. stock fund (35,349 shares)	-	270,770	-	270,770

Common collective trusts:
Asset allocation funds	-	559,355	-	559,355
Bond funds	-	399,405	-	399,405
Stock funds	-	3,915,352	-	3,915,352
Target retirement funds	-	450,057	-	450,057
Stable value fund	-	-	585,747	585,747
Total common collective trusts	-	5,324,169	585,747	5,909,916
Total assets at fair value	$-	$6,120,215	$585,747	$6,705,962

The following table presents the changes in Level 3 assets:
	Stable value fund	Guaranteed interest contracts
Beginning balance, January 1, 2014	$585,747	$-
Realized gains	93	2,692
Purchases	652,076	1,677,199
Sales	(1,237,916)	(830,220)
Ending balance, December 31, 2014	$-	$849,671

Qualitative Information about Significant Unobservable Inputs Used In Level 3 Fair Value Measurements

Level 3 assets include a Stable Value Fund which uses net asset value (“NAV”) as a practical expedient to estimate fair value.  Consequently it is subject to ASU 2009-12  “Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” and not the Level 3 quantitative disclosures required under ASU 2011-04 “Fair Value Measurement.”

Guaranteed interest contracts are principally valued using a market value formula approach. The estimated fair value of the contract is determined to be the calculated market value of the contract using the following unobservable inputs:

(i)	the assumed interest rate obtainable on new investments where a proxy is the Barclay’s Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment to duration and
(ii)	the experience rate is the weighted average of the investment year interest rates for pension account funds. The weighting reflects the distribution of the funds to various years.

Quanitative Information about Significant Unobservable Inputs Used In Level 3 Fair Value Measurements

The following table presents certain quantitative information about the significant unobservable inputs used in the Level 3 fair value measurements of the guaranteed interest contract as of December 31, 2014:

Valuation Technique	Significant unobservable inputs	Contract specific rate
Market value formula	Assumed interest rate (i)	1.25%
	Experience rate (ii)	1.36%

Sensitivity to Changes in Unobservable Inputs

A description of the sensitivity of the estimated fair value to changes in significant unobservable inputs for assets measured at fair value on a recurring basis within Level 3 of the fair value hierarchy is as follows:

(i)	Significant increases (decreases) in the assumed interest rate will result in (decreases) increases to valuations and
(ii)	Significant increases (decreases) in the experience rate will result in increases (decreases) to valuations.

7.	Fair Value of Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)

The following tables set forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2013:

As of December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Asset allocation funds (a)	$559,355	$-	Immediate	None
Bond funds (a)	399,405	-	Immediate	None
Stock funds (a)	3,915,352	-	Immediate	None
Target retirement funds (a)	450,057	-	Immediate	None
Stable value fund (b)	585,747	-	Immediate	1 Year
Total common collective trusts	$5,909,916	$-

a)

The classes include investment funds, which invest in common stocks and fixed income securities.  Investments in these classes can be redeemed immediately at the current net asset value per share based on the fair value of underlying assets.  The fair values of investment(s) in these classes have been estimated using the net asset value per share of the investment(s).

b)

The class includes an investment in a fund that allows for redemptions daily at the net unit value at contract value, provided that one-year notice is provided.  The fair value of the investment in this class has been estimated using the net assets at fair value.

8.	Investments

For the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2014
Unity Bancorp, Inc. stock fund	$66,151
Common collective trusts	200,262
Mutual funds	(82,941)
Total	$183,472

The following table represents the individual investments, which exceed 5% of the Plan’s net assets as of December 31, 2014 and 2013:

	2014	2013
American Century Equity Growth Fund	$871,012	$-
Guaranteed Interest	849,671	-
Nuveen Mid Cap Index Fund	837,086	-
Franklin Growth Fund	616,869	-
Pimco StocksPlus Fund	443,510	-
American Funds EuroPacific Growth Fund	417,762	-
Invesco Comstock Fund	400,940	-
Unity Bancorp, Inc. Stock Fund (a)	384,033	-
Nuveen Small Cap Index Fund	369,691	-
SSgA - S&P Midcap Index NL Series Fund - Class A	-	835,735
SSgA - S&P 500 Index NL Series Fund - Class A	-	751,152
Invesco National Trust Co - Stable Value Fund	-	578,659
SSgA - S&P Large Cap Growth Index SL Fund Series	-	528,661
SSgA - Government Short Term Investment Fund	-	525,276
SSgA - Russell Small Cap Index NL Series Fund - Class A	-	451,518
SSgA - NASDAQ 100 NL Series Fund - Class A	-	444,278
SSgA - International Index NL Series Fund - Class A	-	429,778
(a) Balance was less than 5% at December 31, 2013.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Form 5500:

	As of December 31,
	2014	2013
Net assets available for benefits per the financial statements	$7,278,756	$6,890,761
Differences in:
Investments	147,710	191,887
Receivables - notes receivable from participants	(147,710)	(191,887)
Net assets available for benefits per the Form 5500	$7,278,756	$6,890,761

10.	Guaranteed Investment Contract with Mass Mutual Insurance Company

In 2014, the Plan entered into a fully benefit-responsive guaranteed investment contract with Mass Mutual Insurance Company (“Mass Mutual.”)  Mass Mutual maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as report to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses.  Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment at December 31, 2014 was $849,671.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.0 percent.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any require prohibited transaction exemption under ERISA.  The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The average yields earned by the guaranteed investment contract for 2014 are as follows:

•	Based on actual earnings 1.70%
•	Based on interest rate credited to participants1.70%

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Schedule H, Line 4(i) - Schedule of Assets

(Held at End of Year)

December 31, 2014

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Unity Bancorp, Inc.	Stock Fund	**	384,033

	Mutual Funds:
	American Century	American Century Equity Growth Fund	**	871,012
	Nuveen	Nuveen Mid Cap Index Fund	**	837,086
	Franklin	Franklin Growth Fund	**	616,869
	Pimco	Pimco StocksPlus Fund	**	443,510
	American Funds	American Funds EuroPacific Growth Fund	**	417,762
	Invesco	Invesco Comstock Fund	**	400,940
	Nuveen	Nuveen Small Cap Index Fund	**	369,691
	Babson	Premier Inflation-Protected and Income Fund (Babson)	**	270,354
	T Rowe Price	T Rowe Price Retirement 2015 Fund	**	263,235
	Manning & Napier	Manning&Napier Pro - Blend Moderate Term Series Fund	**	249,762
	Oppenheimer	Oppenheimer Real Estate Investment Fund	**	229,512
	Manning & Napier	Manning&Napier Pro - Blend Maximum Term Series Fund	**	216,466
	Western	Select Strategic Bond Fund (Western)	**	200,976
	Manning & Napier	Manning&Napier Pro - Blend Conservative Term Series Fund	**	163,458
	T Rowe Price	T Rowe Price Retirement 2025 Fund	**	147,990
	T Rowe Price	T Rowe Price Retirement 2035 Fund	**	101,022
	MFS	MFS Utilities Fund	**	39,061
	T Rowe Price	T Rowe Price Retirement 2045 Fund	**	38,025
	T Rowe Price	T Rowe Price Retirement 2030 Fund	**	7,479
	T Rowe Price	T Rowe Price Retirement 2050 Fund	**	6,340
	T Rowe Price	T Rowe Price Retirement 2055 Fund	**	5,681
	Franklin	Franklin Small Cap Value Fund	**	1,111

*	Mass Mutual Financial Group	Guaranteed Interest	**	849,671

*	Participant Loans	Various terms, 4.25%	**	147,710
				$7,278,756

	* A party-in-interest as defined by ERISA.
	** Not applicable for participant-directed investments.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H Line 4(j) -Reportable Transactions in Excess of 5%
December 31, 2014

Identity of party involved	Description of asset (include interest rate and maturity in case of loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transation date	Net gain or (loss)
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Mass Mutual Financial Group	Mass Mutual Premier Money Market Fund	$ 6,730,532	$ 6,730,532	$ 13,461,064	$ 13,461,064	$ -

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK

Date: June 29, 2015

By:

/s/     Alan J. Bedner, Jr.

Alan J. Bedner, Jr.

Plan Administrator

EVP and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm